

August 31, 2015

Mail Stop 4631

<u>Via E-mail</u>
Ms. Sharon Rosenbauer
Chief Financial Officer
CES Synergies, Inc.
39646 Fig Street
P.O. Box 1299
Crystal Springs, FL 33524

> **Re:** **CES Synergies, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 25, 2015**
> **Form 10-Q for the Period Ended June 30, 2015**
> **Filed August 13, 2015**
> **File No. 0-55159**

Dear Ms. Rosenbauer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. The audit opinion is dated March 20, 2014; however, the Form 10-K for the period ended December 31, 2014 was filed on March 25, 2015. Please amend your Form 10-K to include a properly dated audit opinion. Please ensure that the amendment includes the entire periodic report and updated certifications that refer to the Form 10-K/A.

Form 10-Q for the Period Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 29

2.   We note that you have an outstanding balance of $1.7 million on a line of credit which matured on April 30, 2015. Please tell us and revise both your MD&A and financial statement footnotes, as appropriate, to address the following:

- Disclose the implications of having an outstanding balance past the maturity date on your line of credit. Your discussion should address such topics as 1) whether or not you are considered in default of the line of credit, 2) any penalties or changes to the interest rate or other terms of your line of credit as a result of having an outstanding balance past the maturity date, 3) whether or not you have the ability to continue to draw down on the line of credit past maturity and if so, 3) the amount of credit available to be drawn as of June 30, 2015;

- Describe your plans for refinancing or paying off your line of credit as of June 30, 2015, including how you intend to obtain funds to pay off the existing line of credit and how you plan to fund your business operations for the next 12 months; and

- Explain the nature of any cross default provisions that may exist on your other loans and notes payable which may have been triggered by your failure to pay off the line of credit at maturity.

Critical Accounting Policies, page 19

3.   We note that you experienced operating losses during 2014 and through the first half of 2015. Additionally, we note that you generated operating cash flow losses of $365 thousand during 2014. Please tell us and revise to disclose the date of your most recent goodwill impairment test. Please also tell us and disclose if, as of the date of that test, you had any reporting units that had a fair value that was not substantially in excess of carrying value.

4.   If you had any reporting units where fair value did not substantially exceed carrying value (and thus were at risk of failing step one of the goodwill impairment test), please tell us and revise to disclose:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction